VIA: EDGAR

February 26, 2008

CONFIDENTIAL

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities & Exchange Commission

Washington, D. C. 20549

Re:	Plug Power Inc.

Form 10-K for the Year Ended December 31, 2006

Filed March 16, 2007

Response Letter dated January 11, 2008

File No. 000-27527

Dear Mr. Vaughn:

This letter is submitted on behalf of Plug Power Inc. (“Plug Power” or the “Company”) in response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) as set forth in your letters to the Company dated December 19, 2007 and February 1, 2008. For your convenience the Staff’s comment and the response thereto is set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

1.	We note your response to prior comment three in which you state that the audit opinion “refers to work of [y]our former auditors during the development stage as a matter of historical fact.” However, we note from KPMG’s audit opinion on page F-2 that its “opinion, insofar as it relates to the amounts included for the period June 27, 1997 through December 31, 2000, is based solely on the report of other auditors.” It is unclear from your response whether KPMG relied on the work of other auditors for the period June 27, 1997 through December 31, 2000. Please either revise the filing to have your current auditor opine on the full cumulative period, including the period from June 27, 1997 through December 31, 2000, or revise to include a separate report on the other auditors. Refer to Article 2-05 of regulation S-X.

Mr. Kevin L. Vaughn

February 26, 2008

Response

After consultation with the SEC’s Division of Corporate Finance, attached is the mutually agreed upon alternate language for the Report of Independent Registered Public Accounting Firm. We will include such alternate language prospectively with the filing of our 2007 Annual report on Form 10-K.

In addition to the written comment contained in the letters dated December 19, 2007 and February 1, 2008 addressed above, Staff offered a verbal comment on the presentation of the statements regarding shareholders equity during telephone conversations between Staff, Plug Power and KPMG.

Response to the verbal comment regarding the presentation of the Statements of Stockholders’ Equity

In future filings we intend to expand our disclosure related to the Statements of Stockholders’ Equity consistent with the requirements of Statement of Financial Accounting Standards No. 7 paragraph No. 11.

Should you have any questions regarding the information in this letter or require any further additional information, please do not hesitate to contact either me at 518 -738- 0449 or Gerry Conway 518-738-0970.

Sincerely,

/s/ Gerald A. Anderson

Gerald A. Anderson

Chief Financial Officer

/dr

Attachment

DRAFT

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Plug Power, Inc.:

We have audited the accompanying consolidated balance sheets of Plug Power Inc. and subsidiaries (a development stage enterprise) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2006, and the information included in the cumulative from inception presentations for the period January 1, 2001 to December 31, 2006 (not separately presented herein). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide as reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above present fairly, in all material respects, the financial position of Plug Power Inc. and subsidiaries (a development stage enterprise) as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, and the information included in the cumulative from inception presentations for the period January 1, 2001 to December 31, 2006 (not separately presented herein), in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised), Share-based Payment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Plug Power Inc.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2007, expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

Albany, New York

March 15, 2007